Exhibit 99.5

FOR IMMEDIATE RELEASE

ChemGenex Announces Shareholder Approval to Demerge Verva Pharmaceuticals

- ChemGenex to Focus on Late-stage Cancer Portfolio
- Verva Pharmaceuticals merger with Adipogen Pharmaceuticals on track

MELBOURNE, Australia, and MENLO PARK, California U.S.A., November 29, 2007. ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) today announced that at the company’s Annual General Meeting yesterday it received shareholder approval for the demerger of its metabolic diseases business, Autogen Research Limited, which is to be renamed Verva Pharmaceuticals Limited.

This strategic demerger allows ChemGenex to focus its resources on the advancement of its clinical-stage cancer portfolio, particularly its lead product, omacetaxine mepesuccinate (formerly known as Ceflatonin®) which is currently in phase 2/3 clinical trials for the treatment of chronic myeloid leukemia (CML).

Verva Pharmaceuticals is planning to merge with Adipogen Pharmaceuticals, a process that should be completed by December 20, 2007. Adipogen Pharmaceuticals is an early-stage pharmaceutical company focused on the development of novel therapies for the treatment of obesity. Adipogen’s core technology focuses on targeting signaling molecules and enzymes responsible for fat cell formation.

Verva Pharmaceuticals will seek to list on the ASX in Q1 2008 and ChemGenex shareholders will receive one share in Verva Pharmaceuticals for every five ChemGenex Pharmaceuticals shares held at the record date (December 12, 2007). In accordance with ASX listing rules and the option agreements, existing ChemGenex option holders will not be allocated shares in Verva Pharmaceuticals unless options are exercised with funds cleared prior to the “Ex” date (December 6, 2007). After the record date the exercise price for each remaining ChemGenex option will be reduced by approximately 7 cents.

Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex, stated, “By demerging Verva Pharmaceuticals from ChemGenex, we have created two distinct companies, each with a clear focus, dedicated management and clear strategic vision.”

“Through this restructuring, ChemGenex is now well-positioned to devote its resources to the development and commercialization of the anti-cancer assets in late stage clinical development, while enabling Verva Pharmaceuticals to focus on the development of novel therapeutics in the field of type 2 diabetes and obesity,” Dr. Collier added.

ChemGenex Announces Shareholder Approval to Demerge Verva Pharmaceuticals

Vince Wacher, Ph.D., Chief Executive Officer of Adipogen Pharmaceuticals, will become the Chief Executive Officer of Verva Pharmaceuticals. Several of ChemGenex’s most experienced metabolic disease scientists will join the new company and Dr. Collier has accepted a Board position with Verva Pharmaceuticals.

About ChemGenex Pharmaceuticals Limited  (www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) where it has demonstrated single-agent efficacy against drug-resistant disease, as well as synergistic activity with the leading marketed compound. ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

ChemGenex Information	Media Relations
Dr. Greg Collier	Daniella Goldberg
CEO and Managing Director	Buchan Consulting
Cell (Australia): +61 419 897 501	Tel: +61 2 9237 2803
Cell (USA): +1 650 200 8145	Cell: +61 416 211 067
Email: gcollier@chemgenex.com	Email: dgoldberg@bcg.com.au

Investor Relations - Australia	Investor Relations - USA
Sabrina Antoniou	Dan Klein
Blueprint Life Science Group	Blueprint Life Science Group
Tel: +61 (0) 400 788 277	Tel: +1 415.298.0225
Email: santoniou@bplifescience.com	Email: dklein@bplifescience.com

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304